UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Basel Medical Group Ltd (Nasdaq: BMGL), a British Virgin Islands business company (the “Company”), announced today that following the offer and sale of 6,000,000 units (the “Units”), each consisting of one ordinary share, no par value per share (each an “Ordinary Share” and collectively the “Ordinary Shares”) and one warrant (“Common Warrant”), each to purchase one Ordinary Share, which offering was closed on October 9, 2026, the Company has received exercise notices from the warrant holders, exercising an aggregate of 6,000,000 Common Warrants, each with the zero cash exercise option. No new proceeds were raised from the warrant exercises. The Company has issued a total of 6,000,000 new Ordinary Shares pursuant to such warrant exercises. As of October 29, 2026, the Company had a total of 13,582,111 Ordinary Shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Alton Chun How Neo
Name:	Alton Chun How Neo
Title:	Interim Chief Financial Officer

Date:	October 29, 2026